Exhibit 12

FEDERAL HOME LOAN BANK OF CINCINNATI
STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Income before assessments	$271,858	$290,698	$262,103	$174,831	$225,753
Add: fixed charges (see below)	591,983	572,910	613,378	762,420	979,572
Total earnings	$863,841	$863,608	$875,481	$937,251	$1,205,325

Fixed charges: (1)
Interest expense	$591,373	$572,311	$612,723	$761,741	$978,912
Interest portion of rent expense	610	599	655	679	660
Total fixed charges	$591,983	$572,910	$613,378	$762,420	$979,572

Ratio of earnings to fixed charges (2)	1.46	1.51	1.43	1.23	1.23

(1)	Fixed charges consist of interest expense (including amortization related to indebtedness) and one-third (the proportion deemed representative of the interest portion) of rent expense.

(2)	The ratio of earnings to fixed charges has been computed by dividing Total earnings by Total fixed charges.